FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

ACE Securities Corp.
Exact Name of Registrant as Specified in Charter

0001063292
Registrant CIK Number

Form 8-K, July 19, 2004, Series 2004-RM1
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-110039
SEC File Number, if available

____
Name of Person Filing the Document
(If Other than the Registrant)


04038900


SEC MAIL
RECEIVED
JUL 21 2004
WASH. D.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on behalf of the Registrant by the undersigned thereunto duly authorized.

ACE SECURITIES CORP.



By:______________________________
Name: Douglas K. Johnson
Title: President



By:______________________________
Name: Evelyn Echevarria
Title: Vice President

Dated: July 19, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Ace Securities Corp

$392,894,000 *(Approximate)*

Home Equity Loan Trust

Series 2004-RM1

Ace Securities Corp
(Depositor)

Deutsche Bank 

July 16, 2004

The analysis in this report is based on information provided by Ace Securities Corp. (the "Depositor"). Deutsche Bank Securities Inc. ("DBSI") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the final Prospectus and Prospectus Supplement for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable final Prospectus and Prospectus Supplement and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the final Prospectus and Prospectus Supplement relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Depositor. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials that may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES. DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED July 16, 2004

Ace Securities Corp.
Home Equity Loan Trust, Series 2004-RM1
$392,894,000 *(Approximate)*

Subject to a variance

Structure Overview

To 10% Optional Termination

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window(mos.)	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings S / M / F
Offered Certificates:								
A-1A	131,108,000	Float	2.35	1 – 86	0	ACT/360	July 2034	AAA / Aaa / AAA
A-1B	131,108,000	Float	2.35	1 – 86	0	ACT/360	July 2034	AAA / Aaa / AAA
A-2	69,994,000	Float	2.35	1 – 86	0	ACT/360	July 2034	AAA / Aaa / AAA
M-1	23,657,000	Float	4.91	41 – 86	0	ACT/360	July 2034	AA+ / Aa2 / AA+
M-2	18,513,000	Float	4.84	39 – 86	0	ACT/360	July 2034	AA / A2 / AA-
M-3	5,143,000	Float	4.82	39 – 86	0	ACT/360	July 2034	AA / A3 / A+
M-4	5,143,000	Float	4.80	38 – 86	0	ACT/360	July 2034	AA- / Baa1 / A
M-5	4,114,000	Float	4.80	38 – 86	0	ACT/360	July 2034	A+ / Baa2 / A-
M-6	4,114,000	Float	4.80	38 – 86	0	ACT/360	July 2034	A / Baa3 / BBB+
Total	$392,894,000							
Non-Offered Certificates:								
B-1	6,171,000	Float				* Not Offered *		
B-2	4,114,000	Float				* Not Offered *		
B-3	2,057,000	Float				* Not Offered *		
B-4	2,057,000	Float				* Not Offered *		
B-5	2,057,000	Float				* Not Offered *		
Total	$16,456,000							
Total Certificates	**$409,350,000**							

Pricing Speed

Fixed-Rate Mortgage Loans	100% PPC (4% CPR growing to 23% CPR over 12 months)
Adjustable-Rate Mortgage Loans	28% CPR

Transaction Overview

Certificates: The Class A-1A and Class A-1B Certificates (the "Class A-1 Certificates") and the Class A-2 Certificates (together, the "Senior Certificates" or "Class A Certificates"); the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates (the "Mezzanine Certificates"); and the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates (the "Subordinate Certificates" or the "Non-Offered Certificates"). The Class A-1 Certificates are backed by conforming principal balance fixed rate and adjustable-rate first and second lien mortgage loans ("Group I Mortgage Loans") and the Class A-2 Certificates are backed by fixed rate and adjustable-rate first and second lien mortgage loans with non-conforming principal balances ("Group II Mortgage Loans"). The Mezzanine Certificates are backed by all of Group I Mortgage Loans and Group II Mortgage Loans (collectively, the "Mortgage Loans"). The Senior

Transaction Overview (Cont.)

	Certificates along with the Mezzanine Certificates are referred to herein as the "Offered Certificates." The pass-through rate on the Class A-1 Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class A-2 Certificates will be the lesser of (i) One-Month LIBOR plus a margin and (ii) the applicable Net WAC Pass-Through Rate. The pass-through rates on the Mezzanine Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass- Through Rate. The pass-through rate on the Class B Certificates will be the lesser of (i) One-Month LIBOR plus their respective margins and (ii) the applicable Net WAC Pass-Through Rate.
Collateral:	As of the Cut-off Date, the Mortgage Loans will consist of approximately 2,253 adjustable-rate and fixed-rate, first and second lien closed-end, mortgage loans. The aggregate outstanding principal balance of all of the Mortgage Loans is approximately $411,407,458 as of the Cut-off Date. The Mortgage Loans will be separated into two groups. The Group I Mortgage Loans will represent approximately 1,960 conforming principal balance fixed rate and adjustable-rate Mortgage Loans totaling approximately $324,727,425 and the Group II Mortgage Loans will represent approximately 293 fixed rate and adjustable-rate Mortgage Loans with non-conforming principal balances totaling approximately $86,680,033.
Class A Certificates:	Class A-1A, Class A-1B and Class A-2 Certificates
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5 and Class M-6 Certificates
Class B Certificates:	Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates
Depositor:	Ace Securities Corp. ("Ace")
Originator:	Residential Mortgage Assistance Enterprise, LLC ("ResMAE")
Master Servicer:	Wells Fargo Bank, National Association
Servicer:	HomEq Servicing Corporation
PMI Provider:	Radian Guaranty Inc. ("Radian")
Credit Enhancer:	XL Capital Assurance ("XL Capital")
Trustee:	HSBC Bank USA
Custodian:	Wells Fargo Bank, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Cut-off Date:	July 1, 2004
Expected Pricing:	Week of July 19, 2004

Transaction Overview (Cont.)

Expected Closing Date:	On or about July 30, 2004
Record Date:	The Record Date for the Certificates will be the business day immediately preceding the related Distribution Date.
Distribution Date:	25th day of each month (or the next business day if such day is not a business day) commencing in August 2004.
Determination Date:	The Determination Date with respect to any Distribution Date is the 15th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.
Due Period:	The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.
Prepayment Period:	The Prepayment Period with respect to any Distribution Date shall be from the 16th of the month immediately preceding the Distribution Date to the 15th of the month of the Distribution Date.
Interest Accrual Period:	Interest will initially accrue on all Certificates from the Closing Date to (but excluding) the first Distribution Date, and thereafter, from the prior Distribution Date to (but excluding) the current Distribution Date on an actual/360 basis. The Certificates will initially settle flat (no accrued interest).
Interest Distribution Amount:	For the Certificates of any class on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the Certificate Principal Balance of that class immediately prior to such Distribution Date at the then applicable pass-through rate for such class, and reduced (to not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicer and shortfalls resulting from the application of the Servicemembers' Civil Relief Act of 2003.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date is an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	The Master Servicer, Servicer, Credit Risk Manager, PMI Provider and Credit Enhancer will be paid monthly fees on the outstanding principal balance of the Mortgage Loans. These fees ("Administration Fee Rate") initially aggregate to a weighted average cost of approximately 0.90% for the Mortgage Loans.
Compensating Interest:	The Servicer will be required to cover Prepayment Interest Shortfalls on the Mortgage Loans up to the Servicing Fee payable to the Servicer.
Prepayment interest Shortfalls:	Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.
Expense Adjusted Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable Mortgage Rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.
Primary Mortgage Insurance Policy:	As of the Cut-off Date, approximately 39.25% of the aggregate principal balance of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by Radian. For each of those Mortgage Loans, Radian provides insurance coverage, subject to certain carveouts, down to 60% of the value of the related mortgaged property.

Transaction Overview (Cont.)

Class A-1B Financial Guaranty Insurance Policy:	It is anticipated that the Class A-1B Certificates will have the benefit of a financial guaranty insurance policy pursuant to which XL Capital, in consideration of the payment of a premium and subject to the terms of the financial guaranty insurance policy, unconditionally and irrevocably will guarantee the timely payment of interest and the ultimate payment of principal on the Class A-1B Certificates on each Distribution Date. The Class A-1B Financial Guaranty Insurance Policy will not be cancelable for any reason.
Optional Termination:	On any distribution date on which the aggregate outstanding principal balance of the Mortgage Loans as of the related determination date is less than 10% of their aggregate outstanding principal balance as of the Cut-off Date, the Master Servicer may repurchase the Mortgage Loans remaining in the trust, causing an early retirement of the Certificates, but is not required to do so.
Monthly Servicer Advances:	The Servicer will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments. The Servicer is required to advance delinquent payments of principal and interest on the Mortgage Loans only to the extent such amounts are deemed recoverable. If the Servicer fails to make any such advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicer and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement
Credit Enhancement:	1) Excess Interest; 2) Overcollateralization ("OC"); 3) Subordination; and 4) In the case of the Class A-1B Certificates, it is anticipated that a financial guaranty insurance policy will be provided by XL Capital
Allocation of Losses:	Any Realized Losses on the Mortgage Loans will be allocated on any Distribution Date, first, to Net Monthly Excess Cashflow, second, to the Class CE Certificates, third, to the Class B-5 Certificates, fourth, to the Class B-4 Certificates, fifth, to the Class B-3 Certificates, sixth, to the Class B-2 Certificates, seventh, to the Class B-1 Certificates, eighth, to the Class M-6 Certificates, ninth, to the Class M-5 Certificates, tenth, to the Class M-4 Certificates, eleventh, to the Class M-3 Certificates, twelfth, to the Class M-2 Certificates and thirteenth, to the Class M-1 Certificates. There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled. Once Realized Losses have been allocated to the Class B Certificates and the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Dates); provided however that if the Servicer collects any subsequent recoveries with respect to any liquidated Mortgage Loan for which Realized Losses were allocated to the Class B Certificates or a class or classes of Mezzanine Certificates, the Certificate Principal Balance of the Class B Certificates or such class or classes of Mezzanine Certificates will be increased by the amount of such subsequent recovery.
Required Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the Mortgage Loans exceeds the Certificate Principal Balance of the Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Certificates. The Required Overcollateralization Amount for the Certificates, which will be fully established at issuance, is anticipated to be 0.50% of the original aggregate

Transaction Overview (Cont.)

principal balance of the Mortgage Loans. On or after the Stepdown Date and provided that a trigger event is not in effect, the Required Overcollateralization Amount may be permitted to decrease to 1.00% of the ending aggregate principal balance of the Mortgage Loans, subject to a floor amount of approximately 0.50% of the aggregate outstanding principal balance of the Mortgage Loans as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Required Overcollaterization Amount, excess spread, if any will be paid to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of such Certificates to the extent necessary to reach the Required Overcollateralization Amount.

Overcollateralization Increase Amount: An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.

Overcollateralization Reduction Amount: An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all other distributions to be made on the Distribution Date limited to the distribution of principal on the Mortgage Loans.

Stepdown Date: Is the earlier of (i) the first Distribution Date on which the Certificate Principal Balances of the Class A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in August 2007 and (y) the first Distribution Date on which the Class A Credit Enhancement Percentage (calculated for this purpose only after taking into account distributions of principal on the Mortgage Loans, but prior to any distribution of principal to the holders of the Certificates) is equal to or greater than approximately 38.50%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class and any Distribution Date is the percentage obtained by dividing (x) the aggregate Certificate Principal Balance of the class or classes subordinate thereto (which includes the Overcollateralization Amount) by (y) the aggregate principal balance of the Mortgage Loans, calculated after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and distribution of the Principal Distribution Amount to the holders of the Certificates then entitled to distributions of principal on the Distribution Date.

Class	(S / M / F)	Initial CE %	CE % On/After Step Down Date
A-1A	AAA Aaa / AAA	19.25	38.50
A-1B	AAA Aaa / AAA	19.25	38.50
A-2	AAA / Aaa / AAA	19.25	38.50
M-1	AA+ / Aa2 / AA+	13.50	27.00
M-2	AA / A2 / AA-	9.00	18.00
M-3	AA / A3 / A+	7.75	15.50
M-4	AA- / Baa1 / A	6.50	13.00
M-5	A+ / Baa2 / A-	5.50	11.00
M-6	A / Baa3 / BBB+	4.50	9.00
B-1	A- / Ba2 / BBB-	3.00	6.00
B-2	BBB+ / - / BB+	2.00	4.00
B-3	BBB / - / BB	1.50	3.00
B-4	BBB-/ NR / NR	1.00	2.00
B-5	BB+/ NR / NR	0.50	1.00

Transaction Overview (Cont.)

Net Monthly Excess Cashflow: For any Distribution Date is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) with respect to the Class A Certificates, the Senior Interest Distribution Amount for such Distribution Date, (y) with respect to the Mezzanine Certificates and the Class B Certificates, the Interest Distribution Amount for such Distribution Date and (z) the amount of principal required to be distributed to the holders of the Certificates on such Distribution Date.

Net WAC Pass-Through Rate: Class A-1 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group I Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Class A-2 Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Mortgage Rates of the Group II Mortgage Loans subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period.

Mezzanine Certificates: The per annum rate (adjusted for the actual number of days elapsed in the Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Class B Certificates: The per annum rate (adjusted for the actual number of days elapsed in the Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates of (i) the Group I Mortgage Loans and (ii) the Group II Mortgage Loans as of the first day of the month preceding the month of such Distribution Date, weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the Certificate Principal Balance of the related Class A Certificates.

Net WAC Rate Carryover Amount: If on any Distribution Date the Pass-Through Rate for any class of the Series 2004-RM1 Certificates is limited by the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" for such class will be equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such class based on one month LIBOR plus the related margin over (b) the amount of interest accrued on such class based on the related Net WAC Pass-Through Rate and (ii) the unpaid portion of any related Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion of one month LIBOR plus the related margin for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

Group I Cap Agreement: On the Closing Date, the Trustee will enter into a "Group I Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts. The Group I Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.00% the payment due will be calculated as if one-month LIBOR was 10.00%) and (2) the related scheduled notional amount, which is based on the expected amortization of the Group I Mortgage Loans.

Group II Cap Agreement: On the Closing Date, the Trustee will enter into a "Group II Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The Group II Cap Agreement requires a cap payment in an amount equal to the product of: (1) the excess, if any, of one-month LIBOR over a specified strike rate for the related Distribution Date (provided, however, that if one-month LIBOR exceeds 10.00% the payment due will be calculated as if one-month LIBOR was 10.00%) and (2) the related

Transaction Overview (Cont.)

scheduled notional amount, which is based on the expected amortization of the Group II Mortgage Loans.

Available Distribution Amount: For any Distribution Date, net of the administrative fees, an amount equal to (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the Prepayment Period); (iii) all Monthly Servicer Advances with respect to the Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicer in respect of Prepayment Interest Shortfalls for the related due period; and (v) payments received on the Group I Cap Agreement and the Group II Cap Agreement, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Class B Certificates.

Class A Principal Distribution Amount: Until the Stepdown Date, or if a Trigger Event occurs, the Class A Certificates will receive the principal collected on the Mortgage Loans plus any excess interest required to maintain the Required Overcollateralization Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event occurs, principal paid on the Class A Certificates will be an amount such that the Class A Certificates will maintain a 38.50% Credit Enhancement Percentage (2x the Class A Initial Credit Enhancement Percentage).

The Class A Principal Distribution Amount will generally be distributed to the holders of the Class A-1 Certificates and the Class A-2 Certificates together, on a pro rata basis, based on the related Class A principal allocation percentage (for any Distribution Date, the percentage equivalent of a fraction, the numerator of which is the principal remittance amount for the Group I Mortgage Loans (in the case of the Class A-1 Certificates) or the principal remittance amount for the Group II Mortgage Loans (in the case of the Class A-2 Certificates) and the denominator of which is equal to the principal remittance amount for all of the Mortgage Loans) for each such class for such Distribution Date.

Any principal distributions allocated to the Class A-1 Certificates will be allocated on a pro-rata basis to the Class A-1A Certificates and to the Class A-1B Certificates based on their outstanding Certificate Principal Balances.

However, if the Certificate Principal Balance of the Class A-1 Certificates or Class A-2 Certificates is reduced to zero, then the remaining amount of principal distributions otherwise distributable to such class of Class A Certificates on that Distribution Date, and the amount of principal distributions otherwise distributable to such class of Class A Certificates on all subsequent Distribution Dates, will be distributed to the holders of the class of Class A Certificates remaining outstanding, in accordance with the principal distribution allocations described herein, until its Certificate Principal Balance has been reduced to zero. Any payments of principal to the Class A-1 Certificates will be made first from payments relating to the Group I Mortgage Loans, and any payments of principal to the Class A-2 Certificates will be made first from payments relating to the Group II Mortgage Loans.

Class M Principal Distribution Amount: The Mezzanine Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Mezzanine Certificates, first to the Class M-1 Certificates until it reaches a 27.00% Credit Enhancement Percentage (2x the Class M-1 Initial Credit Enhancement Percentage), second to the Class M-2 Certificates until it reaches 18.00% Credit Enhancement Percentage (2x the Class M-2 Initial Credit Enhancement Percentage), third to the Class M-3 Certificates until it reaches a 15.50%

Transaction Overview (Cont.)

Credit Enhancement Percentage (2x the Class M-3 Initial Credit Enhancement Percentage), fourth to the Class M-4 Certificates until it reaches a 13.00% Credit Enhancement Percentage (2x the Class M-4 Initial Credit Enhancement Percentage), fifth to the Class M-5 Certificates until it reaches a 11.00% Credit Enhancement Percentage (2x the Class M-5 Initial Credit Enhancement Percentage) and sixth to the Class M-6 Certificates until it reaches a 9.00% Credit Enhancement Percentage (2x the Class M-6 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount" and then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero.

Class B Principal Distribution Amount:

The Class B Certificates will not receive any principal payments until the Stepdown Date. On or after the Stepdown Date (if no Trigger Event occurs), principal will be paid to the Class B Certificates, first to the Class B-1 Certificates until it reaches a 6.00% Credit Enhancement Percentage (2x the Class B-1 Initial Credit Enhancement Percentage), second to the Class B-2 Certificates until it reaches 4.00% Credit Enhancement Percentage (2x the Class B-2 Initial Credit Enhancement Percentage), third to the Class B-3 Certificates until it reaches a 3.00% Credit Enhancement Percentage (2x the Class B-3 Initial Credit Enhancement Percentage), fourth to the Class B-4 Certificates until it reaches a 2.00% Credit Enhancement Percentage (2x the Class B-4 Initial Credit Enhancement Percentage) and fifth to the Class B-5 Certificates until it reaches a 1.00% Credit Enhancement Percentage (2x the Class B-5 Initial Credit Enhancement Percentage).

If a Trigger Event occurs, principal payments will be paid first to the Class A Certificates in the manner and order of priority described under "Class A Principal Distribution Amount", then sequentially to the Mezzanine Certificates in their order of seniority, in each case until the Certificate Principal Balance of each such class has been reduced to zero and then sequentially to the Class B Certificates, in their order of priority, until the Certificate Principal Balance of such class has been reduced to zero.

Coupon Step-up:

On the Distribution Date following the first possible optional termination date, the margins on the Class A Certificates, the Mezzanine Certificates and Class B Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination
A	1.5 x Margin
M & B	2.0 x Margin

Trigger Event:

If either the Delinquency Test or Cumulative Loss Test is violated.

Delinquency Test:

The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Mortgage Loans delinquent 60 days or more, (2) Mortgage Loans in foreclosure, (3) REO Properties and (4) Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [38.00]% of the Credit Enhancement Percentage.

Cumulative Loss Test:

The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Transaction Overview (Cont.)

Distribution Date Occurring in	Percentage
August 2007 to July 2008	[3.00%], plus 1/12th of [1.25%] for each month thereafter
August 2008 to July 2009	[4.25%], plus 1/12th of [0.75%] for each month thereafter
August 2009 to July 2010	[5.00%], plus 1/12th of [0.40%] for each month thereafter
August 2010 and thereafter	[5.40%]

Payment Priority: On each Distribution Date, the Available Distribution Amount will be distributed as follows:

1. To pay interest on the Class A Certificates, pro rata, including any accrued unpaid interest from a prior Distribution Date , then to pay interest excluding any accrued unpaid interest from a prior Distribution Date to the Mezzanine Certificates, on a sequential basis, and then to pay interest excluding any accrued unpaid interest from a prior Distribution Date on the Class B Certificates, on a sequential basis.
2. To pay principal on the Class A Certificates in accordance with the principal payment provisions described above.
3. To pay principal to the Mezzanine Certificates in accordance with the principal payment provisions described above.
4. To pay principal to the Class B Certificates in accordance with the principal payment provisions described above.
5. From excess interest, if any, to the Certificates then entitled to receive distributions in respect of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the Required Overcollateralization Amount.
6. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates, on a sequential basis.
7. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Class B Certificates, on a sequential basis.
8. From excess interest, if any, to pay the allocated Realized Losses on the Mezzanine Certificates, on a sequential basis.
9. From excess interest, if any, to pay the allocated Realized Losses on the Subordinate Certificates, on a pro rata basis.
10. From excess interest, if any, to pay the Net WAC Rate Carryover Amount on the Class A Certificates, the Mezzanine Certificates and the Class B Certificates in the same order of priority as described in 1 above.
11. To pay any remaining amount to the non-offered Certificates in accordance with the Pooling and Servicing Agreement.

ERISA: All of the Offered Certificates are expected to be ERISA-eligible.

Taxation – REMIC: One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).

Form of Registration: Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Sensitivity Table
To 10% Call

	Fixed>> Arm>>	0% PPC 0% CPR	55% PPC 15% CPR	100% PPC 28% CPR	125% PPC 35% CPR	160% PPC 45% CPR
A-1A	Avg Life	18.11	4.51	2.35	1.72	1.11
	First Payment Date	Aug-04	Aug-04	Aug-04	Aug-04	Aug-04
	Last Payment Date	Dec-32	Nov-17	Sep-11	Feb-10	Jun-07
A-1B	Avg Life	18.11	4.51	2.35	1.72	1.11
	First Payment Date	Aug-04	Aug-04	Aug-04	Aug-04	Aug-04
	Last Payment Date	Dec-32	Nov-17	Sep-11	Feb-10	Jun-07
A-2	Avg Life	18.08	4.52	2.35	1.72	1.11
	First Payment Date	Aug-04	Aug-04	Aug-04	Aug-04	Aug-04
	Last Payment Date	Dec-32	Nov-17	Sep-11	Feb-10	Jun-07
M-1	Avg Life	25.82	8.78	4.91	4.52	4.04
	First Payment Date	Oct-25	Sep-08	Dec-07	May-08	Jun-07
	Last Payment Date	Dec-32	Nov-17	Sep-11	Feb-10	Aug-08
M-2	Avg Life	25.82	8.79	4.84	4.21	3.99
	First Payment Date	Oct-25	Sep-08	Oct-07	Jan-08	Apr-08
	Last Payment Date	Dec-32	Nov-17	Sep-11	Feb-10	Aug-08
M-3	Avg Life	25.82	8.79	4.82	4.11	3.74
	First Payment Date	Oct-25	Sep-08	Oct-07	Dec-07	Feb-08
	Last Payment Date	Dec-32	Nov-17	Sep-11	Feb-10	Aug-08
M-4	Avg Life	25.82	8.79	4.80	4.07	3.63
	First Payment Date	Oct-25	Sep-08	Sep-07	Nov-07	Dec-07
	Last Payment Date	Dec-32	Nov-17	Sep-11	Feb-10	Aug-08
M-5	Avg Life	25.82	8.79	4.80	4.04	3.55
	First Payment Date	Oct-25	Sep-08	Sep-07	Oct-07	Nov-07
	Last Payment Date	Dec-32	Nov-17	Sep-11	Feb-10	Aug-08
M-6	Avg Life	25.82	8.79	4.80	4.02	3.49
	First Payment Date	Oct-25	Sep-08	Sep-07	Oct-07	Oct-07
	Last Payment Date	Dec-32	Nov-17	Sep-11	Feb-10	Aug-08
B-1	Avg Life	25.82	8.79	4.78	3.99	3.42
	First Payment Date	Oct-25	Sep-08	Aug-07	Sep-07	Sep-07
	Last Payment Date	Dec-32	Nov-17	Sep-11	Feb-10	Aug-08
B-2	Avg Life	25.81	8.72	4.74	3.94	3.34
	First Payment Date	Oct-25	Sep-08	Aug-07	Aug-07	Aug-07
	Last Payment Date	Dec-32	Nov-17	Sep-11	Feb-10	Aug-08
B-3	Avg Life	25.68	8.31	4.50	3.73	3.19
	First Payment Date	Oct-25	Sep-08	Aug-07	Aug-07	Aug-07
	Last Payment Date	Aug-32	Sep-16	Jan-11	Jul-09	Mar-08
B-4	Avg Life	25.36	7.65	4.14	3.45	3.01
	First Payment Date	Oct-25	Sep-08	Aug-07	Aug-07	Jul-07
	Last Payment Date	Jan-32	Jan-15	Feb-10	Nov-08	Sep-07
B-5	Avg Life	23.88	5.99	3.37	3.09	2.99
	First Payment Date	Oct-25	Sep-08	Aug-07	Aug-07	Jul-07
	Last Payment Date	Sep-30	Oct-12	Nov-08	Nov-07	Jul-07

Sensitivity Table
To Maturity

	Fixed>>	0% PPC	55% PPC	100% PPC	125% PPC	160% PPC
	Arm>>	0% CPR	15% CPR	28% CPR	35% CPR	45% CPR
A-1A	Avg Life	18.16	4.83	2.56	1.89	1.11
	First Payment Date	Aug-04	Aug-04	Aug-04	Aug-04	Aug-04
	Last Payment Date	Mar-34	Feb-30	Mar-20	Apr-17	Jun-07
A-1B	Avg Life	18.16	4.83	2.56	1.89	1.11
	First Payment Date	Aug-04	Aug-04	Aug-04	Aug-04	Aug-04
	Last Payment Date	Mar-34	Feb-30	Mar-20	Apr-17	Jun-07
A-2	Avg Life	18.13	4.83	2.57	1.89	1.11
	First Payment Date	Aug-04	Aug-04	Aug-04	Aug-04	Aug-04
	Last Payment Date	Mar-34	Jan-30	Jan-20	Apr-17	Jun-07
M-1	Avg Life	25.96	9.55	5.43	4.92	6.04
	First Payment Date	Oct-25	Sep-08	Dec-07	May-08	Jun-07
	Last Payment Date	Mar-34	Jan-27	Dec-17	Dec-14	Dec-13
M-2	Avg Life	25.96	9.49	5.32	4.58	4.36
	First Payment Date	Oct-25	Sep-08	Oct-07	Jan-08	Apr-08
	Last Payment Date	Jan-34	Jul-25	Oct-16	Feb-14	Aug-11
M-3	Avg Life	25.95	9.42	5.25	4.44	3.99
	First Payment Date	Oct-25	Sep-08	Oct-07	Dec-07	Feb-08
	Last Payment Date	Dec-33	Oct-23	Aug-15	Mar-13	Nov-10
M-4	Avg Life	25.95	9.37	5.20	4.37	3.87
	First Payment Date	Oct-25	Sep-08	Sep-07	Nov-07	Dec-07
	Last Payment Date	Nov-33	Jan-23	Feb-15	Oct-12	Aug-10
M-5	Avg Life	25.94	9.31	5.15	4.32	3.76
	First Payment Date	Oct-25	Sep-08	Sep-07	Oct-07	Nov-07
	Last Payment Date	Oct-33	Mar-22	Aug-14	May-12	Apr-10
M-6	Avg Life	25.93	9.23	5.10	4.25	3.67
	First Payment Date	Oct-25	Sep-08	Sep-07	Oct-07	Oct-07
	Last Payment Date	Sep-33	May-21	Feb-14	Dec-11	Jan-10
B-1	Avg Life	25.90	9.07	4.98	4.14	3.54
	First Payment Date	Oct-25	Sep-08	Aug-07	Sep-07	Sep-07
	Last Payment Date	Aug-33	May-20	Jul-13	Jul-11	Sep-09
B-2	Avg Life	25.82	8.77	4.76	3.96	3.36
	First Payment Date	Oct-25	Sep-08	Aug-07	Aug-07	Aug-07
	Last Payment Date	Mar-33	Nov-18	Apr-12	Jul-10	Dec-08
B-3	Avg Life	25.68	8.31	4.50	3.73	3.19
	First Payment Date	Oct-25	Sep-08	Aug-07	Aug-07	Aug-07
	Last Payment Date	Aug-32	Sep-16	Jan-11	Jul-09	Mar-08
B-4	Avg Life	25.36	7.65	4.14	3.45	3.01
	First Payment Date	Oct-25	Sep-08	Aug-07	Aug-07	Jul-07
	Last Payment Date	Jan-32	Jan-15	Feb-10	Nov-08	Sep-07
B-5	Avg Life	23.88	5.99	3.37	3.09	2.99
	First Payment Date	Oct-25	Sep-08	Aug-07	Aug-07	Jul-07
	Last Payment Date	Sep-30	Oct-12	Nov-08	Nov-07	Jul-07

Group I Cap Schedule

Group I Cap Schedule			
Payment Date	Notional Amount	Strike Rate (%)	Ceiling (%)
9/25/2004	316,826,129	5.718	10.00
10/25/2004	309,035,844	5.913	10.00
11/25/2004	301,352,237	5.727	10.00
12/25/2004	293,771,549	5.922	10.00
1/25/2005	286,290,594	5.734	10.00
2/25/2005	278,906,749	5.737	10.00
3/25/2005	271,617,944	6.355	10.00
4/25/2005	264,422,654	5.742	10.00
5/25/2005	257,350,805	5.935	10.00
6/25/2005	250,466,423	5.746	10.00
7/25/2005	243,766,020	5.939	10.00
8/25/2005	237,244,679	5.749	10.00
9/25/2005	230,897,612	5.751	10.00
10/25/2005	224,720,160	5.944	10.00
11/25/2005	218,707,788	5.755	10.00
12/25/2005	212,856,083	5.949	10.00
1/25/2006	207,160,750	5.758	10.00
2/25/2006	201,617,609	5.760	10.00
3/25/2006	196,222,593	6.390	10.00
4/25/2006	190,971,855	6.315	10.00
5/25/2006	185,879,041	6.692	10.00
6/25/2006	180,926,526	6.521	10.00
7/25/2006	176,098,438	6.740	10.00
8/25/2006	171,398,960	6.523	10.00
9/25/2006	166,824,665	6.532	10.00
10/25/2006	162,372,399	7.304	10.00
11/25/2006	158,052,164	7.227	10.00
12/25/2006	153,850,244	7.498	10.00
1/25/2007	149,760,516	7.263	10.00
2/25/2007	145,779,294	7.263	10.00
3/25/2007	141,903,699	8.060	10.00
4/25/2007	138,131,289	7.814	10.00
5/25/2007	134,468,961	8.237	10.00
6/25/2007	130,905,619	8.006	10.00
7/25/2007	127,436,498	8.279	10.00
8/25/2007	124,059,045	8.011	10.00
9/25/2007	120,770,909	8.026	10.00
10/25/2007	117,569,997	8.839	10.00
11/25/2007	114,461,138	8.709	10.00
12/25/2007	111,436,264	9.031	10.00
1/25/2008	108,491,618	8.742	10.00
2/25/2008	105,624,696	8.740	10.00
3/25/2008	102,833,358	9.357	10.00
4/25/2008	100,115,809	9.277	10.00
5/25/2008	97,475,408	9.744	10.00
6/25/2008	94,905,935	9.460	10.00
7/25/2008	92,404,380	9.778	10.00
8/25/2008	89,968,672	9.460	10.00
9/25/2008	87,597,009	9.473	10.00

Group II Cap Schedule

Group II Cap Schedule			
Payment Date	Notional Amount	Strike Rate (%)	Ceiling (%)
9/25/2004	84,568,933	5.811	10.00
10/25/2004	82,488,448	6.011	10.00
11/25/2004	80,437,388	5.822	10.00
12/25/2004	78,414,713	6.021	10.00
1/25/2005	76,419,532	5.831	10.00
2/25/2005	74,451,101	5.835	10.00
3/25/2005	72,508,822	6.463	10.00
4/25/2005	70,592,238	5.840	10.00
5/25/2005	68,708,588	6.037	10.00
6/25/2005	66,873,960	5.844	10.00
7/25/2005	65,088,318	6.041	10.00
8/25/2005	63,350,354	5.848	10.00
9/25/2005	61,658,793	5.850	10.00
10/25/2005	60,012,394	6.048	10.00
11/25/2005	58,409,951	5.875	10.00
12/25/2005	56,850,289	6.073	10.00
1/25/2006	55,332,265	5.879	10.00
2/25/2006	53,854,767	5.881	10.00
3/25/2006	52,416,710	6.513	10.00
4/25/2006	51,017,042	5.917	10.00
5/25/2006	49,655,037	6.848	10.00
6/25/2006	48,334,661	6.678	10.00
7/25/2006	47,045,184	6.902	10.00
8/25/2006	45,790,072	6.680	10.00
9/25/2006	44,568,408	6.681	10.00
10/25/2006	43,379,301	6.939	10.00
11/25/2006	42,222,104	7.389	10.00
12/25/2006	41,102,155	7.670	10.00
1/25/2007	40,010,052	7.423	10.00
2/25/2007	38,946,934	7.423	10.00
3/25/2007	37,912,032	8.219	10.00
4/25/2007	36,904,596	7.465	10.00
5/25/2007	35,924,124	8.397	10.00
6/25/2007	34,974,677	8.181	10.00
7/25/2007	34,048,302	8.453	10.00
8/25/2007	33,146,433	8.180	10.00
9/25/2007	32,268,423	8.179	10.00
10/25/2007	31,413,638	8.493	10.00
11/25/2007	30,581,633	8.867	10.00
12/25/2007	29,775,567	9.221	10.00
1/25/2008	28,989,362	8.922	10.00
2/25/2008	28,223,890	8.920	10.00
3/25/2008	27,478,602	9.534	10.00
4/25/2008	26,752,967	8.958	10.00
5/25/2008	26,046,592	9.914	10.00
6/25/2008	25,361,948	9.655	10.00
7/25/2008	24,694,086	9.975	10.00
8/25/2008	24,043,787	9.650	10.00
9/25/2008	23,410,589	9.648	10.00

Class A-1A and A-1B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	8/25/2004	NA
2	9/25/2004	10.00
3	10/25/2004	10.00
4	11/25/2004	10.00
5	12/25/2004	10.00
6	1/25/2005	10.00
7	2/25/2005	10.00
8	3/25/2005	10.00
9	4/25/2005	10.00
10	5/25/2005	10.00
11	6/25/2005	10.00
12	7/25/2005	10.00
13	8/25/2005	10.00
14	9/25/2005	10.00
15	10/25/2005	10.00
16	11/25/2005	10.00
17	12/25/2005	10.00
18	1/25/2006	10.00
19	2/25/2006	10.00
20	3/25/2006	10.00
21	4/25/2006	10.00
22	5/25/2006	10.00
23	6/25/2006	10.00
24	7/25/2006	10.00
25	8/25/2006	10.00
26	9/25/2006	10.00
27	10/25/2006	10.00
28	11/25/2006	10.00
29	12/25/2006	10.00
30	1/25/2007	10.00
31	2/25/2007	10.00
32	3/25/2007	10.00
33	4/25/2007	10.00
34	5/25/2007	10.00
35	6/25/2007	10.00
36	7/25/2007	10.00
37	8/25/2007	10.00
38	9/25/2007	10.00
39	10/25/2007	10.00
40	11/25/2007	10.00
41	12/25/2007	10.00
42	1/25/2008	10.00
43	2/25/2008	10.00
44	3/25/2008	10.00
45	4/25/2008	10.00
46	5/25/2008	10.00
47	6/25/2008	10.00
48	7/25/2008	10.00
49	8/25/2008	10.00
50	9/25/2008	10.00
51	10/25/2008	10.33
52	11/25/2008	10.14
53	12/25/2008	10.51
54	1/25/2009	10.17
55	2/25/2009	10.17
56	3/25/2009	11.27
57	4/25/2009	10.19
58	5/25/2009	10.52
59	6/25/2009	10.20
60	7/25/2009	10.54
61	8/25/2009	10.19
62	9/25/2009	10.20
63	10/25/2009	10.54
64	11/25/2009	10.19
65	12/25/2009	10.53
66	1/25/2010	10.19
67	2/25/2010	10.19
68	3/25/2010	11.28
69	4/25/2010	10.18
70	5/25/2010	10.52
71	6/25/2010	10.18
72	7/25/2010	10.51
73	8/25/2010	10.17
74	9/25/2010	10.17
75	10/25/2010	10.50
76	11/25/2010	10.16
77	12/25/2010	10.49
78	1/25/2011	10.15
79	2/25/2011	10.15
80	3/25/2011	11.23
81	4/25/2011	10.14
82	5/25/2011	10.47
83	6/25/2011	10.13
84	7/25/2011	10.47
85	8/25/2011	10.12
86	9/25/2011	10.12
87	10/25/2011	10.45

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class A-2 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	8/25/2004	NA
2	9/25/2004	10.00
3	10/25/2004	10.00
4	11/25/2004	10.00
5	12/25/2004	10.00
6	1/25/2005	10.00
7	2/25/2005	10.00
8	3/25/2005	10.00
9	4/25/2005	10.00
10	5/25/2005	10.00
11	6/25/2005	10.00
12	7/25/2005	10.00
13	8/25/2005	10.00
14	9/25/2005	10.00
15	10/25/2005	10.00
16	11/25/2005	10.00
17	12/25/2005	10.00
18	1/25/2006	10.00
19	2/25/2006	10.00
20	3/25/2006	10.00
21	4/25/2006	10.00
22	5/25/2006	10.00
23	6/25/2006	10.00
24	7/25/2006	10.00
25	8/25/2006	10.00
26	9/25/2006	10.00
27	10/25/2006	10.00
28	11/25/2006	10.00
29	12/25/2006	10.00
30	1/25/2007	10.00
31	2/25/2007	10.00
32	3/25/2007	10.00
33	4/25/2007	10.00
34	5/25/2007	10.01
35	6/25/2007	10.00
36	7/25/2007	10.00
37	8/25/2007	10.00
38	9/25/2007	10.00
39	10/25/2007	10.00
40	11/25/2007	10.02
41	12/25/2007	10.00
42	1/25/2008	10.00
43	2/25/2008	10.00
44	3/25/2008	10.00
45	4/25/2008	10.00

Class A-2 Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
46	5/25/2008	10.02
47	6/25/2008	10.00
48	7/25/2008	10.00
49	8/25/2008	10.00
50	9/25/2008	10.00
51	10/25/2008	10.01
52	11/25/2008	10.33
53	12/25/2008	10.72
54	1/25/2009	10.37
55	2/25/2009	10.36
56	3/25/2009	11.47
57	4/25/2009	10.37
58	5/25/2009	10.74
59	6/25/2009	10.41
60	7/25/2009	10.76
61	8/25/2009	10.41
62	9/25/2009	10.40
63	10/25/2009	10.75
64	11/25/2009	10.40
65	12/25/2009	10.76
66	1/25/2010	10.41
67	2/25/2010	10.40
68	3/25/2010	11.51
69	4/25/2010	10.40
70	5/25/2010	10.74
71	6/25/2010	10.39
72	7/25/2010	10.74
73	8/25/2010	10.39
74	9/25/2010	10.38
75	10/25/2010	10.73
76	11/25/2010	10.38
77	12/25/2010	10.72
78	1/25/2011	10.37
79	2/25/2011	10.37
80	3/25/2011	11.47
81	4/25/2011	10.36
82	5/25/2011	10.70
83	6/25/2011	10.35
84	7/25/2011	10.69
85	8/25/2011	10.35
86	9/25/2011	10.34
87	10/25/2011	10.68

*CPR: 28% (ARM); PPC: 100% (Fixed

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Class M and Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
1	8/25/2004	NA
2	9/25/2004	10.00
3	10/25/2004	10.00
4	11/25/2004	10.00
5	12/25/2004	10.00
6	1/25/2005	10.00
7	2/25/2005	10.00
8	3/25/2005	10.00
9	4/25/2005	10.00
10	5/25/2005	10.00
11	6/25/2005	10.00
12	7/25/2005	10.00
13	8/25/2005	10.00
14	9/25/2005	10.00
15	10/25/2005	10.00
16	11/25/2005	10.00
17	12/25/2005	10.00
18	1/25/2006	10.00
19	2/25/2006	10.00
20	3/25/2006	10.00
21	4/25/2006	10.00
22	5/25/2006	10.00
23	6/25/2006	10.00
24	7/25/2006	10.00
25	8/25/2006	10.00
26	9/25/2006	10.00
27	10/25/2006	10.00
28	11/25/2006	10.00
29	12/25/2006	10.00
30	1/25/2007	10.00
31	2/25/2007	10.00
32	3/25/2007	10.00
33	4/25/2007	10.00
34	5/25/2007	10.00
35	6/25/2007	10.00
36	7/25/2007	10.00
37	8/25/2007	10.00
38	9/25/2007	10.00
39	10/25/2007	10.00
40	11/25/2007	10.00
41	12/25/2007	10.00
42	1/25/2008	10.00
43	2/25/2008	10.00
44	3/25/2008	10.00
45	4/25/2008	10.00

Class M and Class B Net WAC Schedule*

Period	Date	Net WAC Pass-Through Rate
46	5/25/2008	10.00
47	6/25/2008	10.00
48	7/25/2008	10.00
49	8/25/2008	10.00
50	9/25/2008	10.00
51	10/25/2008	10.26
52	11/25/2008	10.18
53	12/25/2008	10.55
54	1/25/2009	10.21
55	2/25/2009	10.21
56	3/25/2009	11.31
57	4/25/2009	10.22
58	5/25/2009	10.57
59	6/25/2009	10.24
60	7/25/2009	10.58
61	8/25/2009	10.24
62	9/25/2009	10.24
63	10/25/2009	10.58
64	11/25/2009	10.24
65	12/25/2009	10.58
66	1/25/2010	10.24
67	2/25/2010	10.24
68	3/25/2010	11.33
69	4/25/2010	10.23
70	5/25/2010	10.57
71	6/25/2010	10.22
72	7/25/2010	10.56
73	8/25/2010	10.22
74	9/25/2010	10.21
75	10/25/2010	10.55
76	11/25/2010	10.20
77	12/25/2010	10.54
78	1/25/2011	10.20
79	2/25/2011	10.19
80	3/25/2011	11.28
81	4/25/2011	10.19
82	5/25/2011	10.52
83	6/25/2011	10.18
84	7/25/2011	10.51
85	8/25/2011	10.17
86	9/25/2011	10.17
87	10/25/2011	10.50

*CPR: 28% (ARM); PPC: 100% (Fixed)

*1 Month LIBOR: 20%

*6 Month Libor: 20%

*Includes Cap Proceeds

Excess Spread

(Assumes Pricing Prepayment Speed, Excludes Basis Risk Shortfalls)

Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)	Period	Excess Spread in bp (Static LIBOR)	1 Month Forward LIBOR	6 Month Forward LIBOR	Excess Spread in bp (Forward LIBOR)
1	421	1.3900	1.8700	421	46	502	5.2093	5.2462	370
2	388	1.5881	2.0302	368	47	495	5.2630	5.2453	348
3	395	1.8378	2.1800	350	48	503	5.3152	5.2398	363
4	388	1.9486	2.3074	330	49	495	5.0768	5.2343	367
5	394	2.1367	2.4401	320	50	496	5.1197	5.2786	364
6	387	2.2701	2.5613	297	51	503	5.1576	5.3138	388
7	386	2.3712	2.6830	286	52	496	5.1994	5.3539	368
8	406	2.5023	2.7905	303	53	504	5.2390	5.3948	386
9	385	2.5434	2.8954	268	54	497	5.2772	5.4314	362
10	391	2.7793	3.0240	255	55	497	5.3174	5.4688	359
11	384	2.8498	3.1177	238	56	519	5.3530	5.4874	417
12	390	2.9428	3.2238	239	57	498	5.3890	5.5039	361
13	382	3.0332	3.3413	219	58	505	5.4273	5.5196	382
14	381	3.1423	3.4496	208	59	499	5.4641	5.5359	360
15	387	3.2580	3.5585	208	60	506	5.4968	5.5482	377
16	380	3.3728	3.6744	185	61	499	5.4206	5.5645	365
17	386	3.4809	3.7817	186	62	500	5.4529	5.5942	362
18	378	3.5939	3.8919	163	63	507	5.4825	5.6213	385
19	377	3.7072	4.0042	151	64	500	5.5134	5.6516	365
20	398	3.8083	4.0411	181	65	508	5.5429	5.6814	384
21	421	3.9152	4.0710	172	66	501	5.5755	5.7097	361
22	454	4.0232	4.0975	201	67	502	5.6049	5.7382	358
23	450	4.1255	4.1171	181	68	523	5.6282	5.7445	419
24	457	4.2317	4.1325	185	69	503	5.6564	5.7513	360
25	448	3.9253	4.1396	198	70	510	5.6842	5.7573	381
26	447	3.9991	4.2099	191	71	503	5.7114	5.7614	358
27	482	4.0721	4.2836	237	72	511	5.7364	5.7644	377
28	484	4.1383	4.3478	240	73	504	5.6420	5.7696	366
29	491	4.2107	4.4166	249	74	505	5.6655	5.7908	364
30	483	4.2818	4.4897	228	75	512	5.6893	5.8108	386
31	481	4.3466	4.5525	221	76	506	5.7118	5.8343	365
32	503	4.4111	4.6129	261	77	514	5.7317	5.8536	385
33	479	4.4764	4.6712	247	78	507	5.7550	5.8747	363
34	485	4.5420	4.7270	281	79	508	5.7760	5.8959	361
35	477	4.6100	4.7834	259	80	529	5.7930	5.9047	424
36	483	4.6727	4.8416	269	81	509	5.8153	5.9144	363
37	473	4.6928	4.8923	248	82	516	5.8341	5.9228	386
38	481	4.7557	4.9570	251	83	510	5.8525	5.9305	364
39	494	4.8159	5.0124	311	84	518	5.8723	5.9372	384
40	489	4.8733	5.0691	315	85	512	5.8297	5.9449	368
41	498	4.9324	5.1262	334	86	512	5.8459	5.9606	367
42	492	4.9908	5.1850	310					
43	493	5.0503	5.2385	305					
44	508	5.1061	5.2438	340					
45	494	5.1572	5.2460	336					

DESCRIPTION OF THE TOTAL COLLATERAL

SUMMARY – AGGREGATE POOL

Number of Mortgage Loans:	2,253	Index Type:	
Aggregate Principal Balance:	$411,407,458	6 Month LIBOR:	81.27%
Conforming Principal Balance Loans:	$324,727,425	Fixed Rate:	18.73%
Average Principal Balance:	$182,604	W.A. Initial Periodic Cap:	1.044%
Range:	$11,387 - $747,266	W.A. Subsequent Periodic Cap:	1.000%
W.A. Coupon:	6.829%	W.A. Lifetime Rate Cap:	6.089%
Range:	4.750% - 11.540%	Property Type:	
W.A. Gross Margin:	6.242%	Single Family:	79.66%
Range:	5.625% - 7.425%	2-4 Family:	7.53%
W.A. Remaining Term (months):	344	PUD:	7.14%
Range:	171 – 359 months	Condo:	5.66%
W.A. Seasoning: (months)	3	Occupancy Status:	
Latest Maturity Date:	June 1, 2034	Primary:	95.68%
State Concentration (> 5.00%):		Investment:	4.26%
California:	76.65%	Second Home:	0.06%
Illinois :	13.51%	Documentation Status:	
Colorado:	5.54%	Full:	40.94%
W.A. Original CLTV:	81.15%	Stated:	58.51%
Range:	32.50% - 100.00%	Limited:	0.55%
First Liens:	93.21%	Non-Zero W.A. Prepayment Penalty – Term (months):	25
Second Liens:	6.79%	Loans with Prepay Penalties:	81.75%
Non-Balloon Loans:	93.68%	% IO Loans	7.54%
Non-Zero W.A. FICO Score:	629	% Loans MI	39.25%

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	774	77,037,354	18.73
ARM	1,479	334,370,104	81.27
Total:	**2,253**	**411,407,458**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	286	10,652,728	2.58
50,000.01 - 100,000.00	342	23,990,683	5.81
100,000.01 - 150,000.00	253	32,484,084	7.87
150,000.01 - 200,000.00	467	82,483,721	19.99
200,000.01 - 250,000.00	357	80,359,399	19.48
250,000.01 - 300,000.00	238	65,234,077	15.81
300,000.01 - 350,000.00	142	45,837,792	11.11
350,000.01 - 400,000.00	77	28,930,325	7.01
400,000.01 - 450,000.00	45	19,199,938	4.65
450,000.01 - 500,000.00	31	14,986,650	3.63
500,000.01 - 550,000.00	12	6,376,600	1.55
600,000.01 - 650,000.00	1	637,500	0.15
650,000.01 - 700,000.00	1	682,500	0.17
700,000.01 - 750,000.00	1	750,000	0.18
Total:	**2,253**	**412,605,997**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	286	10,628,450	2.58
50,000.01 - 100,000.00	342	23,939,860	5.82
100,000.01 - 150,000.00	254	32,536,659	7.91
150,000.01 - 200,000.00	467	82,274,472	20.00
200,000.01 - 250,000.00	359	80,657,322	19.61
250,000.01 - 300,000.00	237	64,888,418	15.77
300,000.01 - 350,000.00	144	46,516,906	11.31
350,000.01 - 400,000.00	73	27,454,053	6.67
400,000.01 - 450,000.00	46	19,590,074	4.76
450,000.01 - 500,000.00	30	14,499,489	3.52
500,000.01 - 550,000.00	12	6,358,926	1.55
600,000.01 - 650,000.00	1	634,937	0.15
650,000.01 - 700,000.00	1	680,625	0.17
700,000.01 - 750,000.00	1	747,266	0.18
Total:	**2,253**	**411,407,458**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
121 - 180	560	30,024,383	7.30
301 - 360	1,693	381,383,075	92.70
Total:	**2,253**	**411,407,458**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	28	7,979,680	1.94
5.000 - 5.499	78	17,682,759	4.30
5.500 - 5.999	305	72,804,137	17.70
6.000 - 6.499	356	81,798,383	19.88
6.500 - 6.999	506	116,858,597	28.40
7.000 - 7.499	186	38,455,653	9.35
7.500 - 7.999	154	31,088,785	7.56
8.000 - 8.499	59	11,443,209	2.78
8.500 - 8.999	28	4,482,947	1.09
9.000 - 9.499	10	937,990	0.23
9.500 - 9.999	163	8,710,156	2.12
10.000 - 10.499	96	5,041,093	1.23
10.500 - 10.999	149	7,649,888	1.86
11.000 - 11.499	125	6,044,461	1.47
11.500 - 11.999	10	429,720	0.10
Total:	**2,253**	**411,407,458**	**100.00**

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	25	3,853,279	0.94
50.01 - 55.00	28	5,968,282	1.45
55.01 - 60.00	56	12,621,258	3.07
60.01 - 65.00	67	14,153,067	3.44
65.01 - 70.00	89	19,539,881	4.75
70.01 - 75.00	135	30,641,328	7.45
75.01 - 80.00	772	163,993,200	39.86
80.01 - 85.00	185	45,268,867	11.00
85.01 - 90.00	245	63,386,895	15.41
90.01 - 95.00	95	19,291,074	4.69
95.01 – 100.00	556	32,690,326	7.95
Total:	**2,253**	**411,407,458**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 - 524	82	17,337,967	4.21
525 - 549	128	25,918,258	6.30
550 - 574	172	39,944,860	9.71
575 - 599	204	41,962,971	10.20
600 - 624	274	55,420,544	13.47
625 - 649	516	89,236,848	21.69
650 - 674	339	56,920,146	13.84
675 - 699	251	39,922,909	9.70
700 - 724	119	18,841,769	4.58
725 - 749	95	15,095,764	3.67
750 - 774	56	7,759,656	1.89
775 - 799	17	3,045,765	0.74
Total:	**2,253**	**411,407,458**	**100.00**

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	1,579	315,331,320	76.65
Illinois	355	55,567,150	13.51
Colorado	172	22,805,239	5.54
Utah	122	14,878,072	3.62
Missouri	16	1,540,727	0.37
Nevada	9	1,284,950	0.31
Total:	**2,253**	**411,407,458**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	2,171	393,633,434	95.68
Investment	80	17,523,592	4.26
Second Home	2	250,432	0.06
Total:	**2,253**	**411,407,458**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Stated	1,399	240,701,738	58.51
Full	845	168,428,593	40.94
Limited	9	2,277,127	0.55
Total:	**2,253**	**411,407,458**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	895	206,090,464	50.09
Purchase	1,268	187,330,042	45.53
Refinance - Rate Term	90	17,986,952	4.37
Total:	**2,253**	**411,407,458**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	1,799	327,746,945	79.66
2-4 Family	151	30,996,054	7.53
Detached PUD	132	26,858,500	6.53
Condo	153	23,297,447	5.66
Attached PUD	18	2,508,512	0.61
Total:	**2,253**	**411,407,458**	**100.00**

DESCRIPTION OF THE TOTAL COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
October 2004	10	2,475,170	0.74
October 2005	1	434,385	0.13
December 2005	3	810,888	0.24
January 2006	115	26,238,375	7.85
February 2006	190	42,223,054	12.63
March 2006	278	60,857,912	18.20
April 2006	393	87,496,783	26.17
May 2006	385	89,151,446	26.66
June 2006	63	14,633,519	4.38
January 2007	2	516,031	0.15
February 2007	3	884,024	0.26
March 2007	9	1,883,521	0.56
April 2007	8	1,889,386	0.57
May 2007	17	4,447,814	1.33
June 2007	2	427,798	0.13
Total:	**1,479**	**334,370,104**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.500 - 5.999	1	434,385	0.13
6.000 - 6.499	1,285	292,402,636	87.45
6.500 - 6.999	162	35,286,598	10.55
7.000 - 7.499	31	6,246,486	1.87
Total:	**1,479**	**334,370,104**	**100.00**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.500 - 10.999	22	5,953,680	1.78
11.000 - 11.499	58	12,925,309	3.87
11.500 - 11.999	228	53,625,967	16.04
12.000 - 12.499	316	72,434,419	21.66
12.500 - 12.999	460	106,841,844	31.95
13.000 - 13.499	175	37,997,160	11.36
13.500 - 13.999	148	30,820,075	9.22
14.000 - 14.499	49	9,811,249	2.93
14.500 - 14.999	17	3,278,058	0.98
15.000 - 15.499	4	499,008	0.15
16.500 - 16.999	2	183,335	0.05
Total:	**1,479**	**334,370,104**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	28	7,979,680	2.39
5.000 - 5.499	74	16,851,832	5.04
5.500 - 5.999	264	62,792,295	18.78
6.000 - 6.499	321	74,299,699	22.22
6.500 - 6.999	441	101,631,374	30.39
7.000 - 7.499	156	32,542,757	9.73
7.500 - 7.999	126	25,229,618	7.55
8.000 - 8.499	47	9,473,849	2.83
8.500 - 8.999	16	2,886,658	0.86
9.000 - 9.499	4	499,008	0.15
10.500 - 10.999	2	183,335	0.05
Total:	**1,479**	**334,370,104**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	1,368	304,722,793	91.13
1.500	111	29,647,311	8.87
Total:	**1,479**	**334,370,104**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	1,479	334,370,104	100.00
Total:	**1,479**	**334,370,104**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	524	75,090,099	18.25
12	71	17,082,054	4.15
24	1,415	269,604,349	65.53
36	242	49,496,195	12.03
60	1	134,761	0.03
Total:	**2,253**	**411,407,458**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY – GROUP I POOL

Number of Mortgage Loans:	1,960	Index Type:	
Aggregate Principal Balance:	$324,727,425	6 Month LIBOR:	81.14%
Conforming Principal Balance Loans:	$324,727,425	Fixed Rate:	18.86%
Average Principal Balance:	$165,677	W.A. Initial Periodic Cap:	1.036%
Range:	$11,387 - $449,079	W.A. Subsequent Periodic Cap:	1.000%
W.A. Coupon:	6.829%	W.A. Lifetime Rate Cap:	6.073%
Range:	4.750% - 11.540%	Property Type:	
W.A. Gross Margin:	6.245%	Single Family:	78.80%
Range:	6.125% - 7.425%	2-4 Family:	9.35%
W.A. Remaining Term (months):	344	PUD:	5.40%
Range:	171 – 359 months	Condo:	6.45%
W.A. Seasoning: (months)	3	Occupancy Status:	
Latest Maturity Date:	June 1, 2034	Primary:	95.64%
State Concentration (> 5.00%):		Investment:	4.29%
California:	73.37%	Second Home:	0.08%
Illinois:	15.25%	Documentation Status:	
Colorado:	6.72%	Full:	39.78%
W.A. Original CLTV:	80.71%	Stated:	59.66%
Range:	32.50% - 100.00%	Limited:	0.56%
First Liens:	93.79%	Non-Zero W.A. Prepayment Penalty – Term (months):	26
Second Liens:	6.21%	Loans with Prepay Penalties:	80.54%
Non-Balloon Loans:	94.29%	% IO Loans	6.19%
Non-Zero W.A. FICO Score:	629	% Loans MI	40.83%

DESCRIPTION OF THE GROUP I COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	656	61,231,179	18.86
ARM	1,304	263,496,246	81.14
Total:	**1,960**	**324,727,425**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
0.01 - 50,000.00	286	10,652,728	3.27
50,000.01 - 100,000.00	244	16,318,964	5.01
100,000.01 - 150,000.00	249	31,967,884	9.82
150,000.01 - 200,000.00	466	82,311,871	25.27
200,000.01 - 250,000.00	357	80,359,399	24.67
250,000.01 - 300,000.00	238	65,234,077	20.03
300,000.01 - 350,000.00	108	34,195,832	10.50
350,000.01 - 400,000.00	10	3,782,150	1.16
400,000.01 - 450,000.00	2	869,900	0.27
Total:	**1,960**	**325,692,805**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	286	10,628,450	3.27
50,000.01 - 100,000.00	244	16,283,605	5.01
100,000.01 - 150,000.00	250	32,022,672	9.86
150,000.01 - 200,000.00	466	82,103,065	25.28
200,000.01 - 250,000.00	359	80,657,322	24.84
250,000.01 - 300,000.00	237	64,888,418	19.98
300,000.01 - 350,000.00	106	33,505,270	10.32
350,000.01 - 400,000.00	10	3,770,500	1.16
400,000.01 - 450,000.00	2	868,123	0.27
Total:	**1,960**	**324,727,425**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
121 - 180	461	22,262,221	6.86
301 - 360	1,499	302,465,204	93.14
Total:	**1,960**	**324,727,425**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	22	5,307,783	1.63
5.000 - 5.499	69	13,986,466	4.31
5.500 - 5.999	266	56,208,907	17.31
6.000 - 6.499	320	67,057,853	20.65
6.500 - 6.999	439	89,581,686	27.59
7.000 - 7.499	170	32,040,704	9.87
7.500 - 7.999	136	24,451,711	7.53
8.000 - 8.499	56	10,558,221	3.25
8.500 - 8.999	28	4,482,947	1.38
9.000 - 9.499	9	838,190	0.26
9.500 - 9.999	130	6,096,540	1.88
10.000 - 10.499	74	3,384,787	1.04
10.500 - 10.999	120	5,359,612	1.65
11.000 - 11.499	112	5,034,210	1.55
11.500 - 11.999	9	337,809	0.10
Total:	**1,960**	**324,727,425**	**100.00**

Original Combined Loan-to-Value Ratios

Original Combined Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	24	3,434,119	1.06
50.01 - 55.00	25	4,567,808	1.41
55.01 - 60.00	49	9,250,643	2.85
60.01 - 65.00	62	11,710,883	3.61
65.01 - 70.00	78	15,452,693	4.76
70.01 - 75.00	122	24,944,263	7.68
75.01 - 80.00	713	141,712,888	43.64
80.01 - 85.00	161	34,879,279	10.74
85.01 - 90.00	188	40,199,681	12.38
90.01 - 95.00	78	14,562,668	4.48
95.01 – 100.00	460	24,012,501	7.39
Total:	**1,960**	**324,727,425**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 - 524	76	15,202,924	4.68
525 - 549	116	21,617,422	6.66
550 - 574	151	31,105,279	9.58
575 - 599	170	30,348,363	9.35
600 - 624	241	43,413,469	13.37
625 - 649	438	68,129,455	20.98
650 - 674	291	43,855,714	13.51
675 - 699	219	32,704,553	10.07
700 - 724	104	15,858,726	4.88
725 - 749	85	12,544,803	3.86
750 - 774	52	6,900,953	2.13
775 - 799	17	3,045,765	0.94
Total:	**1,960**	**324,727,425**	**100.00**

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	1,318	238,254,176	73.37
Illinois	337	49,513,904	15.25
Colorado	167	21,820,412	6.72
Utah	116	12,774,058	3.93
Missouri	16	1,540,727	0.47
Nevada	6	824,149	0.25
Total:	**1,960**	**324,727,425**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	1,887	310,558,231	95.64
Investment	71	13,918,763	4.29
Second Home	2	250,432	0.08
Total:	**1,960**	**324,727,425**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Stated	1,214	193,717,977	59.66
Full	738	129,182,002	39.78
Limited	8	1,827,447	0.56
Total:	**1,960**	**324,727,425**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	778	157,935,697	48.64
Purchase	1,105	154,117,960	47.46
Refinance - Rate Term	77	12,673,769	3.90
Total:	**1,960**	**324,727,425**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	1,557	255,889,257	78.80
2-4 Family	149	30,358,863	9.35
Condo	143	20,956,882	6.45
Detached PUD	93	15,013,912	4.62
Attached PUD	18	2,508,512	0.77
Total:	**1,960**	**324,727,425**	**100.00**

DESCRIPTION OF THE GROUP I COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
October 2004	8	1,646,170	0.62
December 2005	2	353,471	0.13
January 2006	104	21,734,506	8.25
February 2006	171	34,182,600	12.97
March 2006	249	49,788,531	18.90
April 2006	352	70,968,000	26.93
May 2006	327	65,766,414	24.96
June 2006	54	10,812,252	4.10
January 2007	2	516,031	0.20
February 2007	2	338,627	0.13
March 2007	9	1,883,521	0.71
April 2007	7	1,547,711	0.59
May 2007	15	3,530,614	1.34
June 2007	2	427,798	0.16
Total:	**1,304**	**263,496,246**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
6.000 - 6.499	1,131	229,604,561	87.14
6.500 - 6.999	146	28,951,055	10.99
7.000 - 7.499	27	4,940,631	1.88
Total:	**1,304**	**263,496,246**	**100.00**

*ARM Loans Only

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.500 - 10.999	18	4,175,783	1.58
11.000 - 11.499	51	10,138,016	3.85
11.500 - 11.999	199	41,294,183	15.67
12.000 - 12.499	286	60,040,812	22.79
12.500 - 12.999	399	82,269,521	31.22
13.000 - 13.499	157	30,531,049	11.59
13.500 - 13.999	126	22,551,619	8.56
14.000 - 14.499	46	8,926,261	3.39
14.500 - 14.999	16	2,886,658	1.10
15.000 - 15.499	4	499,008	0.19
16.500 - 16.999	2	183,335	0.07
Total:	**1,304**	**263,496,246**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP I COLLATERAL

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	22	5,307,783	2.01
5.000 - 5.499	65	13,155,539	4.99
5.500 - 5.999	229	47,995,711	18.21
6.000 - 6.499	288	60,707,092	23.04
6.500 - 6.999	381	77,603,101	29.45
7.000 - 7.499	143	27,184,646	10.32
7.500 - 7.999	110	19,384,512	7.36
8.000 - 8.499	44	8,588,861	3.26
8.500 - 8.999	16	2,886,658	1.10
9.000 - 9.499	4	499,008	0.19
10.500 - 10.999	2	183,335	0.07
Total:	**1,304**	**263,496,246**	**100.00**

*ARM Loans Only

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	1,218	244,324,885	92.72
1.500	86	19,171,361	7.28
Total:	**1,304**	**263,496,246**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	1,479	334,370,104	100.00
Total:	**1,479**	**334,370,104**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	484	63,181,043	19.46
12	49	9,074,981	2.79
24	1,203	209,963,087	64.66
36	224	42,508,314	13.09
Total:	**1,960**	**324,727,425**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY - GROUP II POOL

Number of Mortgage Loans:	293	Index Type:	
Aggregate Principal Balance:	$86,680,033	6 Month LIBOR:	81.76%
Conforming Principal Balance Loans:	$0	Fixed Rate:	18.24%
Average Principal Balance:	$295,836	W.A. Initial Periodic Cap:	1.074%
Range:	$56,802 - $747,266	W.A. Subsequent Periodic Cap:	1.000%
W.A. Coupon:	6.828%	W.A. Lifetime Rate Cap:	6.148%
Range:	4.750% - 11.540%	Property Type:	
W.A. Gross Margin:	6.230%	Single Family:	82.90%
Range:	5.625% - 7.250%	2-4 Family:	0.74%
W.A. Remaining Term (months):	341	PUD:	13.66%
Range:	174 – 359 months	Condo:	2.70%
W.A. Seasoning: (months)	3	Occupancy Status:	
Latest Maturity Date:	June 1, 2034	Primary:	95.84%
State Concentration (> 5.00%):		Investment:	4.16%
California:	88.92%	Documentation Status:	
Illinois:	6.98%	Full:	45.28%
W.A. Original CLTV:	82.78%	Stated:	54.20%
Range:	36.49% - 100.00%	Limited:	0.52%
First Liens:	91.05%	Non-Zero W.A. Prepayment Penalty – Term (months):	24
Second Liens:	8.95%	Loans with Prepay Penalties:	86.26%
Non-Balloon Loans:	91.43%	% IO Loans	12.61%
Non-Zero W.A. FICO Score:	625	% Loans MI	33.33%

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

Collateral Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Fixed-Rate	118	15,806,175	18.24
ARM	175	70,873,858	81.76
Total:	**293**	**86,680,033**	**100.00**

Principal Balances at Origination

Principal Balance at Origination ($)	Number of Initial Mortgage Loans	Aggregate Original Principal Balance ($)	% of Aggregate Original Principal Balance
50,000.01 - 100,000.00	98	7,671,719	8.83
100,000.01 - 150,000.00	4	516,200	0.59
150,000.01 - 200,000.00	1	171,850	0.20
300,000.01 - 350,000.00	34	11,641,960	13.39
350,000.01 - 400,000.00	67	25,148,175	28.93
400,000.01 - 450,000.00	43	18,330,038	21.09
450,000.01 - 500,000.00	31	14,986,650	17.24
500,000.01 - 550,000.00	12	6,376,600	7.34
600,000.01 - 650,000.00	1	637,500	0.73
650,000.01 - 700,000.00	1	682,500	0.79
700,000.01 - 750,000.00	1	750,000	0.86
Total:	**293**	**86,913,192**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balance

Remaining Principal Balance ($)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
50,000.01 - 100,000.00	98	7,656,256	8.83
100,000.01 - 150,000.00	4	513,987	0.59
150,000.01 - 200,000.00	1	171,407	0.20
300,000.01 - 350,000.00	38	13,011,636	15.01
350,000.01 - 400,000.00	63	23,683,553	27.32
400,000.01 - 450,000.00	44	18,721,951	21.6
450,000.01 - 500,000.00	30	14,499,489	16.73
500,000.01 - 550,000.00	12	6,358,926	7.34
600,000.01 - 650,000.00	1	634,937	0.73
650,000.01 - 700,000.00	1	680,625	0.79
700,000.01 - 750,000.00	1	747,266	0.86
Total:	**293**	**86,680,033**	**100.00**

Remaining Term

Months Remaining	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
121 - 180	99	7,762,161	8.95
301 - 360	194	78,917,871	91.05
Total:	**293**	**86,680,033**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	6	2,671,896	3.08
5.000 - 5.499	9	3,696,293	4.26
5.500 - 5.999	39	16,595,229	19.15
6.000 - 6.499	36	14,740,530	17.01
6.500 - 6.999	67	27,276,911	31.47
7.000 - 7.499	16	6,414,949	7.40
7.500 - 7.999	18	6,637,074	7.66
8.000 - 8.499	3	884,988	1.02
9.000 - 9.499	1	99,800	0.12
9.500 - 9.999	33	2,613,616	3.02
10.000 - 10.499	22	1,656,306	1.91
10.500 - 10.999	29	2,290,276	2.64
11.000 - 11.499	13	1,010,251	1.17
11.500 - 11.999	1	91,912	0.11
Total:	**293**	**86,680,033**	**100.00**

Original Loan-to-Value Ratios

Original Loan-to-Value Ratio (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	1	419,160	0.48
50.01 - 55.00	3	1,400,475	1.62
55.01 - 60.00	7	3,370,615	3.89
60.01 - 65.00	5	2,442,184	2.82
65.01 - 70.00	11	4,087,188	4.72
70.01 - 75.00	13	5,697,065	6.57
75.01 - 80.00	59	22,280,312	25.70
80.01 - 85.00	24	10,389,588	11.99
85.01 - 90.00	57	23,187,214	26.75
90.01 - 95.00	17	4,728,406	5.46
95.01 - 100.00	96	8,677,825	10.01
Total:	**293**	**86,680,033**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

FICO Score at Origination	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
500 - 524	6	2,135,043	2.46
525 - 549	12	4,300,836	4.96
550 - 574	21	8,839,581	10.2
575 - 599	34	11,614,608	13.40
600 - 624	33	12,007,074	13.85
625 - 649	78	21,107,393	24.35
650 - 674	48	13,064,431	15.07
675 - 699	32	7,218,357	8.33
700 - 724	15	2,983,043	3.44
725 - 749	10	2,550,962	2.94
750 - 774	4	858,703	0.99
Total:	**293**	**86,680,033**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

Location	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
California	261	77,077,144	88.92
Illinois	18	6,053,246	6.98
Utah	6	2,104,014	2.43
Colorado	5	984,827	1.14
Nevada	3	460,801	0.53
Total:	**293**	**86,680,033**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

Occupancy Status	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Primary	284	83,075,203	95.84
Investment	9	3,604,830	4.16
Total:	**293**	**86,680,033**	**100.00**

Documentation Type

Program	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Stated	185	46,983,762	54.20
Full	107	39,246,591	45.28
Limited	1	449,680	0.52
Total:	**293**	**86,680,033**	**100.00**

Loan Purpose

Purpose	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Refinance - Cashout	117	48,154,767	55.55
Purchase	163	33,212,082	38.32
Refinance - Rate Term	13	5,313,183	6.13
Total:	**293**	**86,680,033**	**100.00**

Property Type

Property Type	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
Single Family Residence	242	71,857,688	82.90
PUD	39	11,844,589	13.66
Condo	10	2,340,565	2.70
2-4 Family	2	637,191	0.74
Total:	**293**	**86,680,033**	**100.00**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustments*

Month & Year of Next Rate Adjustment	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
October 2004	2	829,000	1.17
October 2005	1	434,385	0.61
December 2005	1	457,417	0.65
January 2006	11	4,503,868	6.35
February 2006	19	8,040,454	11.34
March 2006	29	11,069,380	15.62
April 2006	41	16,528,783	23.32
May 2006	58	23,385,033	33
June 2006	9	3,821,266	5.39
February 2007	1	545,397	0.77
April 2007	1	341,675	0.48
May 2007	2	917,200	1.29
Total:	**175**	**70,873,858**	**100.00**

*ARM Loans Only

Gross Margin*

Gross Margin (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
5.500 - 5.999	1	434,385	0.61
6.000 - 6.499	154	62,798,075	88.61
6.500 - 6.999	16	6,335,543	8.94
7.000 - 7.499	4	1,305,855	1.84
Total:	**175**	**70,873,858**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rate*

Maximum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
10.500 - 10.999	4	1,777,896	2.51
11.000 - 11.499	7	2,787,293	3.93
11.500 - 11.999	29	12,331,784	17.40
12.000 - 12.499	30	12,393,606	17.49
12.500 - 12.999	61	24,572,322	34.67
13.000 - 13.499	18	7,466,111	10.53
13.500 - 13.999	22	8,268,456	11.67
14.000 - 14.499	3	884,988	1.25
14.500 - 14.999	1	391,400	0.55
Total:	**175**	**70,873,858**	**100.00**

*ARM Loans Only

Minimum Mortgage Rate*

Minimum Mortgage Rate (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
4.500 - 4.999	6	2,671,896	3.77
5.000 - 5.499	9	3,696,293	5.22
5.500 - 5.999	35	14,796,584	20.88
6.000 - 6.499	33	13,592,606	19.18
6.500 - 6.999	60	24,028,272	33.90
7.000 - 7.499	13	5,358,111	7.56
7.500 - 7.999	16	5,845,106	8.25
8.000 - 8.499	3	884,988	1.25
Total:	**175**	**70,873,858**	**100.00**

*ARM Loans Only

DESCRIPTION OF THE GROUP II COLLATERAL

Initial Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	150	60,397,908	85.22
1.500	25	10,475,950	14.78
Total:	**175**	**70,873,858**	**100.00**

*ARM Loans Only

Subsequent Periodic Cap*

Initial Periodic Cap (%)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
1.000	1,479	334,370,104	100.00
Total:	**1,479**	**334,370,104**	**100.00**

*ARM Loans Only

Prepayment Charge Term

Prepayment Penalty Term (mos.)	Number of Initial Mortgage Loans	Aggregate Remaining Principal Balance ($)	% of Aggregate Remaining Principal Balance
0	40	11,909,056	13.74
12	22	8,007,072	9.24
24	212	59,641,262	68.81
36	18	6,987,881	8.06
60	1	134,761	0.16
Total:	**293**	**86,680,033**	**100.00**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

Whole Loan Trading	
Michael Commaroto	212-250-3114
Paul Mangione	212-250-5786
ABS Banking	
Nita Cherry	212-250-7773
Sue Valenti	212-250-3455
Doug Nicholson	212-250-0865
ABS Structuring	
Bill Yeung	212-250-6893
Marina Tukhin	212-250-2250
ABS Collateral	
Steve Lumer	212-250-0115
Rebekah Berry	212-250-0795